Mail Stop 3561

March 17, 2008

Michael A. Norona
Executive Vice President and Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

      Re: **Advance Auto Parts, Inc.**
            Form 10-K for Fiscal Year Ended December 30, 2006
            Filed February 28, 2007
            File No. 001-16797
            Definitive Proxy Statement on Schedule 14a
            Filed April 11, 2007
            File No. 001-16797

Dear Mr. Norona:

We have completed our review of your Form 10-K and related filing have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief